Classic Costume Company, Inc.

September 11, 2009

VIA EDGAR AND TELEFAX

(202) 772-9361

Ta Tanisha Meadows

Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549-0405

Mailstop 3561

Re:

Classic Costume Company, Inc.

Form 8-K Item 4.01, As Amended

Filed August 19, 2009

File No. 333-142704

Dear Ms. Meadows:

We are in receipt of your letter to us, dated August 20, 2009 regarding the Form 8-K Item 4.01 filed on August 19, 2009 (the “8-K”).  We thank you for taking the time to review the filing and providing your comments.  Your input is invaluable to us in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter, we have repeated your comments (bolded) below followed by our responses.

Form 8-K Item 4.01 Filed August 19, 2009

COMMENT #1:

We show your file number as 333-142704 rather than 0-142704 as disclosed on the cover page.  Please revise.

RESPONSE to Comment #1

We apologize and have corrected our file number on the cover page as 333-142704.

COMMENT #2:

Please revise your disclosure regarding the period during which there were no disagreements with your former accountant.  This period should include the two most recent years and any subsequent interim period through the date of resignation on August 13, 2009.  Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

______________________________________________________________________________________________

Classic Costume Company, Inc 1903 North Barnes Avenue ~ Springfield, MI 65803 ~ T: 954.675.9865

RESPONSE to Comment #2

We apologize for our lack of clarity.  We have modified section (a) to include the following paragraph.

“During the period of their engagement, for the two most recent fiscal years ending December 31, 2008 and 2007; the interim period ending March 31, 2009; and through their effective date of resignation on August 13, 2009, there were no disagreements between Sherb & Co., LLP, and the Registrant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Sherb & Co., LLP, would have caused them to make reference to the subject matter of the disagreement in connection with its reports on the Registrant's financial statements.”

COMMENT #3:

Please state whether the reports of Sherb & Co., LLP on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

RESPONSE to Comment #3

We have further modified section (a) to include the following statement.

“Further, the reports of Sherb & Co., LLP on the financial statements for either the past two fiscal years ending December 31, 2008 and 2007, did not contain an adverse opinion or a disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope or accounting principles.”

COMMENT #4:

Please revise your disclosure regarding the period during which there was no consultation with your new accountant.  This period should include the two most recent years and any subsequent interim period through the date of engagement on August 13, 2009.  Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

RESPONSE to Comment #4

Again, we apologize for our lack of clarity.  We have modified section (b) to include the following.

“Effective August 13, 2009, Jewett, Schwartz, Wolfe & Associates, has been retained as independent auditor of Classic Costume Company, Inc., the Registrant for the   interim periods ending June 30, 2009 and September 30, 2009 and the fiscal year ending December 31, 2009.  For the two most recent fiscal years ending December 31, 2008 and 2007; the subsequent interim reporting period ending

March 31, 2009; and through their effective date of engagement on August 13, 2009 the Registrant did not consult with Jewett, Schwartz, Wolfe & Associates regarding the application of accounting principles to a specified transaction, or the type of audit opinion that may be rendered with respect to the Registrant’s financial statements, as well did not consult with Jewett, Schwartz, Wolfe & Associates, as to the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the small business issuer's financial statements and either written or oral advice was provided that was an important factor considered by the small business issuer in reaching a decision as to the accounting, auditing or financial reporting issue.”

COMMENT #5:

Please note that you are required to file an updated letter from Sherb & Co., LLP stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree.  Refer to Items 304(a)(3) and 601 (b)(16) of Regulation S-K.

RESPONSE to Comment #5

We are filing an updated letter from Sherb & Co., LLP indicating their agreement with the amended statements contained in the Form 8-K amended as indicated in the foregoing.

In connection with responding to the above comments, we provide the following statements acknowledging that:

•

The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Again, thank you very much for providing your comments.  Once again, please feel free to contact me with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Gary Spaniak

Gary Spaniak